

Mail Stop 3561

November 30, 2016

Via E-mail
David J. Mazzo, Ph.D.
Chief Executive Officer
Caladrius Biosciences, Inc.
106 Allen Road, Fourth Floor
Basking Ridge, NJ 07920

> **Re:** **Caladrius Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 15, 2016**
> **File No. 333-214607**

Dear Dr. Mazzo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at (202) 551-5833 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Jeffrey P. Schultz, Esq.
       Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.